Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Idera Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-31918

BioCryst Issues Statement in Response to Press Inquiry

Research Triangle Park, NC — February 20, 2018 — BioCryst Pharmaceuticals, Inc. (NASDAQ: BCRX) (“BioCryst”, “our” or “we”) issued the following statement in response to a press inquiry regarding the proposed merger with Idera Pharmaceuticals, Inc. (“Idera”).

“The BioCryst Board of Directors is committed to acting in the best interests of all shareholders and unanimously believes that the merger of the two companies will deliver significant value and provide compelling upside opportunity by leveraging both companies’ deep and diverse pipelines and steady pace of clinical milestones, as well as through achieving expected synergies.  We look forward to discussing the merits of the combination in more detail in the coming days and to driving value for shareholders through the creation of a powerful rare disease-focused biotechnology company.”

Additional Information and Where to Find It

In connection with the proposed merger, Idera and BioCryst plan to file with the U.S. Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Idera and BioCryst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 15, 2017, and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017. To the extent the holdings of Idera securities by Idera’s directors and executive officers or the holdings of BioCryst securities by BioCryst’s directors and executive officers have changed since the amounts set forth in Idera’s or BioCryst’s respective proxy statement for its 2017 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law.  Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Idera’s and BioCryst’s plans, estimates or expectations could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the merger; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Idera and BioCryst are set forth in their respective filings with the SEC, including each of Idera’s and BioCryst’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 under the heading “Risk Factors” and Item 1A of BioCryst’s

Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 under the heading “Risk Factors.” The risks and uncertainties described above and in Idera’s most recent Annual Report on Form 10-K and BioCryst’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Idera and BioCryst and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.